UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-27312
Tollgrade Communications, Inc.

(Exact name of registrant as specified in its charter)
493 Nixon Road, Cheswick, Pennsylvania 15024
(412) 820-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Rights plan preferred shares

(Title of each class of securities covered by this Form)
Common Stock, par value $.20 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Tollgrade Communications, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 25, 2006	By:	/s/ Jennifer M. Reinke

	Name: Title:	Jennifer M. Reinke Corporate Attorney and Assistant Secretary